

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2024

Rhonda Keaveney
Chief Executive Officer
Invech Holdings, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

       Re: Invech Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 5, 2024
           File No. 333-276779

Dear Rhonda Keaveney:

      We have reviewed your amended registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 26, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 2

1.   We note your revised disclosure pursuant to comment 8 discussing the disparate voting rights attached to your common stock versus your Convertible Series A Preferred Stock as well as your disclosure regarding controlling shareholders and reissue in part. Please revise this disclosure to specifically discuss the risk that the controlling shareholders are able to control the outcome of all matters requiring shareholder approval. We further note that you did not include a risk factor discussing the disparate voting rights and the associated risks to investors. Please revise to include this risk factor.

The Offering, page 5

2. We note your response to prior comment 9 and reissue our comment with a clarification. The number of shares available for resale by the selling stockholders, 3,277,416 shares, is not same as the number of shares of common stock outstanding prior to the offering, 10,521,335 shares. Please revise to avoid any potential confusion.

Description of Business, page 40

3. We reissue comment 13 regarding various changes in the corporate name and nature of business. Please revise to provide more detail around the reason for and nature of such changes, the effects such changes had on the company and its shareholders, the reason the company was abandoned in 2007 and any consequential effects, and the effects the voided agreements had on the business.

Consolidated Balance Sheets as of March 31, 2023 and December 31, 2022, page F-9

4. We note your response to prior comment 18. Please clarify for us what you mean by "an outside account." Tell us whether this "outside account" is solely held by Invech Holdings, Inc. or held by a third party, an escrow agent, on behalf of Invech Holdings, Inc. and Small Cap Compliance, LLC, and whether there are any obligations that need to be fulfilled before the money is released from the escrow. If the cash was never restricted, tell us why it is still in escrow and was not transferred to the account of Invech Holdings, Inc. when related obligation was fulfilled as the sale of the preferred shares was on January 21, 2023 and the cash is still in escrow as of September 30, 2023, and confirm to us that the money belongs to Invech Holdings, Inc. free and clear of any outstanding claims, conditions, obligations, constraints, exceptions and/or limitations.

General

5. Please update the financial statements included in the filing in compliance with Rule 8-08 of Regulation S-X to include the financial statements for the latest fiscal year ended as of December 31, 2023. Update the associated financial information in applicable sections of the filing as appropriate (e.g. MD&A).

Please contact Stephen Kim at 202-551-3291 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rhonda Keaveney